# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: U.S. GOLD CORP., CIK 0000027093
CUSIP: 90291C201
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: SUITE 102 - BOX 604, 1910 E IDAHO STREET, ELKO, Nevada (NV), 89801
Date of event which requires filing of this statement: 09/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001026505

## Reporting persons
- AKIN THOMAS B: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,409,860; shared voting power 0; sole dispositive power 1,409,860; shared dispositive power 0; aggregate amount beneficially owned 1,409,860 (10.1% of the class)
- Karen Hochster: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 0.36

## Item 1. Issuer
Name of issuer: U.S. GOLD CORP.
Address of issuer's principal executive offices: SUITE 102 - BOX 604, 1910 E IDAHO STREET, ELKO, NEVADA, 89801.

## Item 2. Person Filing
Name of person filing:
Thomas B. Akin
Karen Hochster
Address of principal business office or, if none, residence:
100 Meadowcreek Dr. Suite 150
Corte Madera, CA 94925
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Thomas B. Akin and Karen Hochster beneficially own 1,749,860 shares of Common Stock. Of such 1,749,860 shares of Common Stock, Karen Hochster directly beneficially owns 50,000 shares of Common Stock, Thomas B. Akin directly beneficially owns 1,699,860 shares of Common Stock, this includes (a) 1,409,860 of Common Stock held by the Reporting Person Thomas B. Akin (b) 140,000 shares of Common Stock that the Reporting Person Thomas B. Akin has the right to acquire on or after October 19, 2024 and prior to October 19, 2029, pursuant to the exercise of 140,000 Warrants and (c) 150,000 shares of Common Stock that Reporting Person Thomas B. Akin has the right to acquire on or after November 27, 2024 and prior to November 27, 2027 pursuant to the exercise of 150,000 Warrants.
Percent of class:
12.48%

The percentage is based on 14,026,030 shares of Common Stock issued and outstanding as of July 28, 2025, as reported in form 10K filed with the Securities and Exchange Commission (the "Commission") on July 29, 2025
Sole power to vote or to direct the vote: 1,699,860
Shared power to vote or to direct the vote: 50,000
Sole power to dispose or to direct the disposition: 1,699,860
Shared power to dispose or to direct the disposition: 50,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AKIN THOMAS B: Thomas B. Akin, Thomas B. Akin (09/16/2025)
- Karen Hochster: Karen Hochster, Karen Hochster (09/16/2025)